Anpulo Food, Inc.

Hangkong Road, Xiangfeng Town, Laifeng County,

Hubei 445700, China

+86 (718) 628 8576

August 5, 2014

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Anpulo Food, Inc. Registration Statement on Form S-1
File No. 333-192006

Dear Sir/Madam:

Request is hereby made by Anpulo Food, Inc. (the “Company”) for the acceleration of the effective date of the Company’s Registration Statement on Form S-1, originally filed on October 31, 2013, as amended, File No. 333-192006, to Eastern Standard Time 12:00 P.M. on August 8, 2014 or as soon as practicable thereafter.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Anpulo Food, Inc.

Anpulo Food, Inc.

By:	/s/ Wenping Luo
Wenping Luo
President and Chief Executive Officer